

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 25, 2016

Via E-mail
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

> **Re: Sibanye Gold Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2015**
> **Filed March 21, 2016**
> **File No. 001-35785**

Dear Mr. Keyter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2015
Acquisitions and Funding Model, page 72

1.   We note your disclosure on page 72 of a large high-quality resource of over 88Moz of PGMs. Only proven and probable reserves may be disclosed in filings with the United States Securities and Exchange Commission pursuant to paragraph (b) (5) of Industry Guide 7. Please remove this resource disclosure from future filings.

Reserves of Sibanye as of 31 December 2015, page 198

2.   We note your disclosure of 1.799 million ounces of probable reserves for your Burnstone project. Please forward to our engineer as supplemental information and not as part of

your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoff grades used for each category of your reserves and resources

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Coleman at (202) 551-3610 or me at (202) 551-3790 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Offices of Beverages, Apparel and Mining